

November 1, 2013

Paul R. Risinger
Chief Executive Officer
VHGI Holdings, Inc.
103 North Court Street
Sullivan, IN 47882

> **Re:** **VHGI Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed June 26, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 8-K/A filed May 3, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **File No. 000-17520**

Dear Mr. Risinger:

We have reviewed your letter dated June 20, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 30, 2012.

General

1.   In your letters dated July 19, 2012 and June 26, 2013, you have indicated that you will amend various periodic reports however we note that you have not yet filed such reports. Please file each of the amended periodic reports you reference in the above-mentioned letters or advise us accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Description of Property, page 11

2.   We note your statement indicating that you are in the exploration stage and do not have mineral reserves. Please reconcile this with the disclosure on your company website in regards to proven tons and production estimates.

3.   We note your use of the term reserve in the description of the acreage of your property. Please revise to remove this terminology until you have a proven or probable reserve.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant